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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49208

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Fortune Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

388 E. Valley Blvd., Suite 208

(No. and Street)

Alhambra	CA	91801-5069
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Yin Yi Chen 626-281-6007

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA

(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd #120	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Yin Yi Chen_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fortune Securities, Inc._____, as of December 31_____, 20 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__None_____

_____

_____

_____

_____

Signature

President

Title

_____

Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALIFORNIA ALL- PURPOSE
CERTIFICATE OF ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of <u>California</u>   }

County of <u>Los Angeles</u>   }

On <u>February 10, 2020</u> before me, <u>MAN LIU, NOTARY PUBLIC</u> ,
(Here insert name and title of the officer)

personally appeared ------------------YINYI TOMMY CHEN------------------------- ,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

_____
Notary Public Signature   (Notary Public Seal)

MAN LIU
COMM. #2232010
Notary Public · California
Los Angeles County
My Comm. Expires Feb. 23, 2022

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

<u>Annual Audited Report</u>
(Title or description of attached document)

<u>Form X-17A-5 Part III</u>
(Title or description of attached document continued)

Number of Pages <u>2</u> Document Date <u>02/10/2020</u>

CAPACITY CLAIMED BY THE SIGNER

- ☐ Individual (s)
- ☐ Corporate Officer

_____
(Title)
- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other _____

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Fortune Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2019

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder's and Board of Directors of Fortune Securities, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Fortune Securities, Inc. as of December 31, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Fortune Securities, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Fortune Securities, Inc. 's management. My responsibility is to express an opinion on Fortune Securities, Inc. 's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Fortune Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Fortune Securities, Inc. 's financial statements. The Supplemental Information is the responsibility of the Fortune Securities, Inc. 's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Fortune Securities, Inc. 's auditor since 2018.

Tarzana, California

February 12, 2020

Fortune Securities, Inc.
Statement of Financial Condition
December 31, 2019

Assets

Cash	$	47,261
Clearing broker deposit		27,073
Commissions receivable		25,041
Furniture and equipment, at cost, net of accumulated depreciation of $87,067		-
Leasehold improvements, net of accumulated Amortization of $75,243		-
Deposits		4,599
Right of use asset		114,760
Total Assets	**$**	**218,734**

Liabilities and Stockholders' Equity

Liability

Accounts payable and accrued expenses		$	1,364
Commissions payable			68,963
Payroll tax payable			966
Right of use liability			114,760
Total Liabilities			186,053

Stockholders' Equity

Common stock, $.00 par value, 10,000,000 shares Authorized; 6,605,274 shares issued and outstanding	$	-	
Paid-in capital	606,200		
Retained earnings (deficit)	(560,435)		32,681
Total Liabilities and Stockholders' Equity		$	218,734

See accompanying notes to financial statements


Fortune Securities, Inc.
Statement of Income (Loss)
For the Year Ended December 31, 2019


Revenues		
Commissions	$	287,680
Revenue from Sale of Investment Company Shares		23,629
Revenue from Sale of Insurance Based Product		737,862
Interest		203
Other Income		984
Total Revenues		1,050,358
Direct Costs		
Commission expense		819,465
Ticket clearance charges		51,030
Quotes & research		8,706
Total Direct Costs		879,201
Gross Profit		171,157
Operating Expenses		
Exchange fees		1,632
Insurance		4,800
Office expenses		7,302
Postage and delivery		815
Professional fees		16,952
Rent		63,900
Salaries and wages and related expenses		53,963
Telephone		4,996
Temporary help		15,700
Travel and entertainment		35,934
Utilities		1,908
Broker reimbursement		(24,461)
Total Operating Expenses		183,441
Income (Loss) Before Tax Provision		(12,284)
Income Tax Provision		800
Net Income (Loss)	$	(13,084)


See accompanying notes to financial statements


Fortune Securities, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2019

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2018	6,605,274	$ 0	$ 589,500	$(560,435)	$29,065
Capital contributed			16,700		16,700
Net Income (Loss)				(13,084)	(13,084)
Balance, December 31, 2019	6,605,274	$ 0	$ 606,200	$(573,519)	$32,681

See accompanying notes to financial statements

Fortune Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2019

Cash Flows from Operating Activities:		
Net loss	$	(13,084)
Changes in operating assets and liabilities:		
Clearing deposit		15
Commissions receivable		(24,182)
Accounts payable and accrued expenses		(562)
Commissions payable		54,933
Broker payable		(2,723)
Other liabilities		209
Net Cash provided in Operating Activities		14,606
Cash Flow from Investing Activities:		-
Cash Flows from Financing Activities:		
Paid in capital		16,700
Total Cash Flows from Financing Activities		16,700
Net Increase in Cash		31,306
Cash at Beginning of Year		15,955
Cash at End of Year	$	47,261
Supplemental Cash Flow Information		
Cash paid for interest	$	-
Cash paid for income tax	$	800
Right of use asset	$	114,760

See accompanying notes to financial statements

Fortune Securities, Inc.
Notes to Financial Statements
December 31, 2019

Note 1 – Organization and Nature of Business

Fortune Securities, Inc. (the "Company") was incorporated in the State of California on November 20, 1995. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA"), the Municipal Securities Rulemaking Board ("MSRB"), and the Securities Investor Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker retailing corporate securities;
- Broker retailing corporate debt securities;
- Mutual fund retailer;
- U.S. government securities broker;
- Put and call broker or dealer or option writer;
- Broker selling tax shelters or limited partnerships in primary distributions;
- Online trading;
- Broker selling variable life insurance or annuities;
- Private placements of securities;
- Best efforts underwriter;
- Municipal securities broker; and
- Broker selling public non-traded real estate investment trusts.

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Note 2 – Significant Accounting Policies (continued)

Income Taxes - The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examinations. The Company is subject to examinations by U.S. Federal and State tax authorities from 2015 to the present, generally for three years after they are filed.

Depreciation - Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue.

Commissions: This includes performance obligations related to transactions that is subject to SEA Rule 10b-10 for any renumeration that would need to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Note 2 – Significant Accounting Policies (continued)

Revenue from sale of Investment Company Shares: This includes concessions earned from the sale of open-end mutual funds that contain a load. Included are commissions charged on transactions on no load funds and UIT's to the extent they are open end companies.

Revenue from sale of Insurance Based Products: This includes revenue from any variable annuity or any other financial instrument that contains an insurance and security component and includes fixed annuities.

Interest/Rebate/Dividend Income. This includes rebates and/or interest earned on Securities borrowings; reverse repurchase transactions; Margin interest; interest earned from customer bank sweep into FDIC insured products and '40 Act investments and any interest and/or dividends on securities held in Firm inventory.

Note 3 - Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 4 – Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2019, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$1,525	$0

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

Note 5 – Related Party

The Company is under common control with another firm, Castle Group Investment Counsel, Inc. ("Castle Group"). However, there are no transactions between the Company and Castle Group during the year ending December 31, 2019.

Note 6 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 7 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had net capital of $26,037 which was $21,037 in excess of its required net capital of $5,000. The Company's net capital ratio was 2.74 to 1.

Note 8 - Income Taxes

The Company files its corporate income tax returns on the accrual basis. For federal and state income tax purposes, there are net operation losses (NOLs) of approximately $492,000 which expire between 2022 and 2032. The provision for income taxes for the year consists of the following:

Federal	$	0
State		800
	$	800

Note 9 – Clearing Broker Deposit

The Company has an agreement with a clearing broker which requires a minimum deposit of $25,000, current balance is $25,027. A clearing broker which the Company no longer has an agreement with keeps a deposit, current balance is $2,045.

Note 10 – Operating Lease Commitments

The Company leases office space under a noncancellable operating lease expiring July 31, 2022. The lease requires a deposit of $4,599. At December 31, 2019, future minimum lease payments under this agreement are as follows:

2020	46,535
2021	47,340
2022	27,615
	$ 121,490

The Company recognizes and records its operating lease in accordance with FASB ASC 842, *Lease Accounting Standard.* Under that guidance the Company records the future operating leases at its net present value of $114,760 on the balance sheet, reflected by both an asset, called a Right of Use Asset, and a liability called a Right of Use Liability.

The Company also leases a separate storage space on a month-to-month basis. The total rental expenses were $63,900 for the year ended December 31, 2019.

Note 11 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2019 through February 12, 2020, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Fortune Securities, Inc.
Computation of Net Capital Requirements Pursuant
To Rule 15c3-1
For the Year Ended December 31, 2019

Computation of Net Capital

Total ownership equity from statement of financial condition	$	32,681
Clearing broker deposit nonallowable portion		(2,045)
Deposits		(4,599)
Net Capital	$	26,037

Computation of Net Capital Requirements
Minimum net aggregate indebtedness –

6.67% of net aggregate indebtedness	$	4,755

Minimum dollar net capital required	$	5,000

Net capital required (greater of above amounts)	$	5,000
Excess capital	$	21,037

Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	18,908

Computation of Aggregate Indebtedness

Total liabilities	$	71,293

Aggregate indebtedness to net capital		2.74

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net capital per Company's computation	$	26,037
Variance		-

Net capital per audit	$	26,037

See accompanying notes to financial statements

Fortune Securities, Inc.
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2019

A computation of reserve requirement is not applicable to Fortune Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii) and (k) (1).

Fortune Securities, Inc.
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2019

Information relating to possession or control requirements is not applicable to Fortune Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii) and (k) (1).

Fortune Securities, Inc.
388 E. Valley Blvd., Suite 208
Alhambra, CA 91801
Tel: (626) 281-6001 / Fax: (626) 281-1299

February 12, 2020

Brian W. Anson, CPA
18401 Burbank Blvd., Suite 120
Tarzana, CA 91356

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Mr. Anson:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k)(2)(ii) and (k)(1), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Fortune Securities, Inc. met the Section 204, 15c3-3 (k)(2)(ii) and (k)(1) exemption for the period January 1, 2019 to December 31, 2019.

Sincerely,

Yin Yi Chen
President

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 · Tel. (818) 636-5660 · Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

Board of Directors
Fortune Securities, Inc.
Alhambra, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Fortune Securities, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Fortune Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (k)(1) (the "exemption provision") and (2) Fortune Securities, Inc., stated that Fortune Securities, Inc., met the identified exemption provision throughout the most recent fiscal year without exception. Fortune Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Fortune Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) and (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 12, 2020